UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

LIFEWAY FOODS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

531914109

(CUSIP Number)

Edward Smolyansky
Lifeway Foods, Inc.
6431 West Oakton Street

Morton Grove, IL 60053

(847) 967-1010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 27, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 531914109

1.	Names of reporting persons Ludmila Smolyansky

2.	Check the appropriate box if a member of a group (see instructions)
	(a)	[X]
	(b)	[_]

3.	SEC use only

4.	Source of funds (see instructions) OO

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship of place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,386,641

	8.	Shared voting power 0

	9.	Sole dispositive power 3,386,641

	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 3,386,641

12.	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) [_]

13.	Percent of class represented by amount in Row (11) 21.9%

14.	Type of reporting person (see instructions) IN

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SCHEDULE 13D CUSIP No. 531914109

1.	Names of reporting persons Edward Smolyansky

2.	Check the appropriate box if a member of a group (see instructions)
	(a)	[X]
	(b)	[_]

3.	SEC use only

4.	Source of funds (see instructions) OO

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship of place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,973,553

	8.	Shared voting power 500,000

	9.	Sole dispositive power 1,973,553

	10.	Shared dispositive power 500,000

11.	Aggregate amount beneficially owned by each reporting person 2,473,553

12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) [_]

13.	Percent of class represented by amount in Row (11) 16.0%

14.	Type of reporting person (see instructions) IN

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AMENDMENT NO. 12 to SCHEDULE 13D

This Amendment No. 13 further amends and supplements the Schedule 13D filed by Ludmila Smolyansky and Edward Smolyansky (the “Filing Persons”). This Amendment No. 13 is being filed by the Filing Persons for the purpose of providing the additional information set forth below.

ITEM 2.	Identity and Background

Item 2 is hereby amended and restated to read as follows:

Each of the Filing Persons is currently a director of Lifeway Foods, Inc. (the “Company”), with a business address at c/o Lifeway Foods, Inc., 6431 West Oakton Street, Morton Grove, IL 60053. In the last five years, (a) neither of the Filing Persons has been convicted in a criminal proceeding, and (b) neither of the Filing Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the Filing Persons is a U.S. citizen.

ITEM 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by the addition of the following:

On July 27, 2022, the Filing Persons entered into an agreement with the Company (the “Settlement Agreement”), which terminates the Filing Persons’ potential proxy contest or solicitation with respect to the appointment of new directors to the Company’s board of directors (the “Board”).

Pursuant to the Settlement Agreement, the Company has agreed, among other things, that (i) the Board will nominate the following individuals for election at the Company’s upcoming annual meeting, which is expected to be held on August 31, 2022 (the “2022 Annual Meeting”): Juan Carlos Dalto, Jodi Levy, Dorri McWhorter, Perfecto Sanchez, Jason Scher, Pol Sikar, Julie Smolyansky and Ludmila Smolyansky, and (ii) the Board’s Audit and Corporate Governance Committee will oversee a review of strategic alternatives for the Company.

Pursuant to the Settlement Agreement, Edward Smolyansky has withdrawn the director nominations previously submitted to the Company, and the Filing Persons have agreed, among other things, (i) to abide by customary standstill provisions through the date that is the earliest of (a) ten (10) days prior to the deadline for the submission of shareholder nominations for the Company’s 2023 annual meeting of shareholders (the “2023 Annual Meeting”), (b) ten (10) days prior to the deadline for the making of shareholder proposals at the 2023 Annual Meeting, and (c) the date of any material breach by the Company of its obligations under the Settlement Agreement, other than a breach resulting from actions of either of the Filing Persons, subject to cure, and (ii) at the 2022 Annual Meeting, to appear in person or by proxy and vote all shares of common stock of the Company (the “Common Stock”) beneficially owned, individually or otherwise, and controlled by either of them and over which they have power and authority to vote: (a) in favor of the slate of nominees for director submitted to shareholders by the Board for election; and (b) to approve all other Board-recommended shareholder proposals to be considered at the 2022 Annual Meeting.

The description of the Settlement Agreement contained herein is qualified in its entirety by reference to the Settlement Agreement, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

In connection with the entry into the Settlement Agreement, Edward Smolyansky issued a statement, a copy of which is attached hereto as Exhibit 10.2 and is incorporated herein by reference.

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SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 29, 2022	/s/ Ludmila Smolyansky Ludmila Smolyansky

Date: July 29, 2022	/s/ Edward Smolyansky Edward Smolyansky

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